Exhibit 99.57

Collective Mining Reports High Gold Recoveries Averaging 93.5% from Metallurgical Test Work on the Apollo Porphyry System

Toronto, Ontario, October 17, 2023 – Collective Mining Ltd. (TSXV: CNL) (OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce robust summary results from metallurgical test work on its Guayabales project’s Apollo porphyry system (“Apollo”). The Company envisions a conventional split circuit for processing material from Apollo with the copper rich stream (more than 0.15% copper) being treated through a flotation circuit and the copper poor stream (less than 0.15% copper) being treated through a cyanidation circuit. Results reported below are from Phase I test work completed as part of the evaluation process for the cyanidation circuit as follows:

●	Bottle Roll Cyanidation tests on eight composite samples composed of oxide, transition and sulphide material across multiple mineralization styles and at various grades averaged a 93.5% recovery rate for gold (range 87.5% to 98.8%).

●	Importantly, only four of the eight composite samples were suitable for a cyanidation circuit with copper grades below 0.15%. The average recovery rate for gold on the four suitable samples was very high at 96.7%.

●	The dissolution of gold was high irrespective of the sulphur content confirming mineralogical work which showed that most of the gold is fine (less than 10 microns) and is not associated with sulphides.

●	The cyanidation test on all samples had excellent and rapid leach kinetics with over 85% dissolution within 24 hours.

●	With respect to the flotation circuit, detailed mineralogical work highlights a relatively simple copper sulphide assemblage hosting predominately chalcopyrite with lesser chalcocite and covellite. Preliminary rougher flotation test work to date demonstrates robust recovery rates for copper, silver, and gold. More detailed flotation work is in progress with final Phase 1 results expected in Q1 2024.

●	Silver dissolution is generally in the range 50% to 60%, however the bulk of the silver is associated with the copper mineralization and will report at higher recovery rates in the flotation concentrate.

Ari Sussman, Executive Chairman commented: “The Apollo system is fortunate to benefit from simple metallurgy with excellent recovery rates expected for gold, silver and copper. We look forward to continued improvement in test work with next results expected in Q1 2024.”

Table 1: Bottle Roll Cyanidation Results for Apollo Samples

Hole #	From (m)	To (m)	Composite	Head Grade			Gold Recovery (%)	Mineralized Zone
				Gold (g/t)	Sulphur (%)	Copper (%)
APC-35	15.05	21.35	APBRT08	48.13	0.1	0.07	98.8	Oxide
APC-43	5.50	12.00	APBRT09	2.88	0.1	0.07	97.7	Oxide
APC-3	387.50	391.25	APBRT04	8.01	4.0	0.10	97.6	Sulphide
APC-31	102.85	107.00	APBRT05	10.79	5.8	0.54	94.1	Sulphide
APC-8	457.85	462.00	APBRT03	4.92	5.6	0.06	92.5	Sulphide
APC-14	216.85	221.25	APBRT01	1.17	3.9	1.04	90.7	Sulphide
APC-28	384.10	394.05	APKFR04	0.70	2.7	0.37	89.4	Sulphide
APC-40	22.05	26.80	APBRT07	11.10	5.2	0.15	87.5	Transition
							93.5	Average Gold Recovery
							96.7	Avg of Samples with Copper less than 0.15%

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system, continue to expand the overall dimensions of the system, which remains open in most directions and test newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Qualified Person (QP) and NI43-101 Disclosure

John Wells is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr Wells is a graduate of the Royal School of Mines in the UK, has over 50 years of experience in mineral processing and is a Fellow of the SAIMM (South African Institute of Mines and Metallurgy) and is a member of CIM (Canadian Institute of Mining and Metallurgy).

Sample Preparation and QAQC

All samples were prepared and analyzed at the SGS facilities in Callao, Peru. Each of the composites was prepared from coarse drill core rejects with a granulometry greater than 2 mm (mesh #10 ASTM). The material was completely blended and quartered to obtain 1 kg for cyanide bottle roll testing. Chemical analysis of head ore was carried out using fire assay fusion to determine gold content and for silver and copper concentrations four acid digestion with ICP finish.

Leaching kinetics were conducted in bottles on laboratory rolls for 72 hours. (75μm feeds) and 1000 ppm NaCN, 10.5 – 11.0 pH and 40% Solids. Bottle rolling was suspended briefly after 2, 6, 24, 48, and 72 hours and slurry samples were taken and filtered to collect pregnant solution for gold, silver and copper analyzes. Filter samples were returned to the leaching containers and volumes were measured. Make-up water equivalent to that withdrawn was added to the slurries and lime was also added as required to maintain a slurry pH of 10.5 - 11. Sodium cyanide was added to maintain the initial concentration. Finally, leached residues were washed, dried, weighed, and then assayed to determine residual metal content.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski) and Collective Mining (@CollectiveMini1) on Twitter

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.

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